UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022.

_____________________

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Announces First Patient Dosed in Phase 2 Clinical Trial of ZYNLONTA® (loncastuximab tesirine-lpyl) in Combination with Rituximab in First-Line Diffuse Large B-Cell Lymphoma

LOTIS-9 trial targets unfit, frail and elderly patients with previously untreated DLBCL representing a significantly underserved patient population

Lausanne, Switzerland, July 20, 2022 – ADC Therapeutics SA (NYSE: ADCT) today announced the first patient has been dosed in LOTIS-9, a Phase 2 clinical trial evaluating ZYNLONTA® (loncastuximab tesirine-lpyl) in combination with rituximab (Lonca-R) in unfit and frail patients with previously untreated diffuse large B-cell lymphoma (DLBCL).

The initial exploratory stage of the LOTIS-9 open-label Phase 2 trial is evaluating the efficacy and tolerability of Lonca-R in approximately 80 unfit or frail patients aged 80 years or older with previously untreated DLBCL. The simplified geriatric assessment (sGA) developed by the Fondazione Italiana Linfomi identifies three distinct categories (fit, unfit, and frail) based on age, activities of daily living, instrumental activities of daily living and the Cumulative Illness Rating Scale for Geriatrics. Trial participants will be assigned to either Cohort A (unfit) or Cohort B (frail) using the sGA. For more information about the LOTIS-9 trial, please visit www.clinicaltrials.gov (identifier NCT05144009).

About LOTIS-9

The LOTIS-9 Phase 2 clinical trial is evaluating loncastuximab tesirine-lpyl in combination with rituximab (Lonca-R) in previously untreated unfit/frail participants with DLBCL. The primary objectives of the Phase 2 clinical trial are to assess the efficacy of a response-adapted treatment of Lonca-R in unfit participants with previously untreated DLBCL and to assess the tolerability and efficacy of a response-adapted treatment of Lonca-R in frail participants with previously untreated DLBCL who are ineligible for standard R-mini-CHOP.

The first arm of this study will examine participants who are unfit and who will receive Lonca-R for three cycles. Participants who achieve a complete response will receive Lonca-R for one additional cycle. Participants who receive a partial response will receive Lonca-R for three additional cycles. The second arm of this study will examine participants who are frail or participants with cardiac comorbidities. These participants will receive Lonca-R for three cycles. Participants who achieve a PR will receive Lonca-R for 3 additional cycles for a total of up to 6 cycles. Only participants enrolled in Cohort B, who achieve stable disease (SD) and deriving clinical benefit per the treating physician, may also receive Lonca-R for an additional 3 cycles.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA® (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercial strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: July 20, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel